Exhibit 99.1

Steakholder Foods Announces Signing of Agreement for the Acquisition of Twine Solutions

Existing Steakholder Shareholders to Retain Majority Stake; Twine Shareholders Previously Invested in Steakholder and Provided Convertible Loan, Both at a Substantial Premium

Strategic Acquisition To Position the Combined Company As A Digital Printing Pioneering Force Geared Towards Global Trends Of Smart Manufacturing and Supply Chain Optimization

Since its foundation, Twine has installed more than 30 systems at leading brands, dye houses and textile fulfillers and is working to fill more than $1 million in open orders

Rehovot, Israel, Sept. 22, 2025 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in 3D printing technologies for alternative proteins, today announced that it has signed an agreement to acquire Twine Solutions Ltd., a transformative force in the digital dyeing of thread and yarn, to add Twine’s technological abilities to its existing digital printing abilities in the foodtech industry. According to the acquisition agreement, upon closing, Twine’s shareholders will receive a minority stake in Steakholder Foods in return for all outstanding shares of Twine on a fully-diluted basis. This stake will include approximately 25% of Steakholder’s outstanding equity, after allocation, plus milestone warrants, which could increase the minority stake to up to 35% upon achievement of certain substantial milestones.

The proposed acquisition of Twine by Steakholder would create a global digital technology powerhouse with the capability to revolutionize multiple traditional industries including Steakholder’s existing food industry, as well as creating a new paradigm in the fashion and textile through advanced manufacturing and supply chain solutions provided by Twine.

The acquisition is designed to combine two transformative platforms: Steakholder’s pioneering 3D food printing technology and Twine’s revolutionary digital dyeing systems. Twine’s impressive technological achievements include developing the world’s first digital thread and yarn dyeing system that uses a waterless process, protected by 10 granted and pending patents. Twine’s innovative solution empowers businesses to bring their thread dyeing processes in-house, dramatically reducing time to market while enabling unprecedented customization for sewing, knitting, and embroidery applications. Together, the companies intend to explore commercial applications across a range of industries, with an eye on speed, personalization, sustainability, and scale. Ahead of the proposed purchase, Twine’s shareholders invested in and provided a convertible loan in an aggregate amount of $1.74 million to Steakholder Foods at substantial premium investment/conversion prices per ADS. The convertible loan would be converted into Steakholder equity following the closing of the acquisition. Steakholder used these proceeds to provide its own loan to Twine Solutions, convertible into Twine’s shares, to accelerate Twine’s commercial expansion. This loan is likewise expected to be converted into Twine equity following the closing of the acquisition.

Twine’s primary shareholder is Gefen Capital, a U.S.-Israeli investment fund that targets high-potential Israeli startups with disruptive technologies, with a strong “A-Team” of U.S. investors. Partners include David Wiessman and Sheldon “Shelly” Stein. Mr. Wiessman, is an entrepreneur and philanthropist who owns numerous businesses in Israel and the U.S., including Sonol, one of the leading oil companies and convenience store operators in Israel. Mr. Wiessman was previously the President & CEO of Alon USA Energy, a retail and oil conglomerate that under his leadership merged with Delek US to form a $2.8 billion company traded on the NYSE.

Mr. Stein is the CEO of Glazers Beer & Beverage, one of the largest beer distributors in the U.S., the former President of Southern Glazer’s Wine and Spirits, the largest distributor of wines and spirits in the U.S., and previously a Vice Chairman and head of Southwest Investment Banking for Bank of America Merrill Lynch. Before that, Mr. Stein ran Bear Stearns’ Southwest Investment Banking Group and was a member of Bear Stearns’ President Advisory Council.

Twine is revolutionizing the $120 billion textile thread and yarn industry through its proprietary digital dyeing textile technology. By transforming the supply chain paradigm to on-demand dyeing solutions, Twine is generating significant economic change and positive ecological impact. Twine has previously secured approximately $80 million in funding and established strategic partnerships with global giants including Zara and COATS Group.

The acquisition remains subject to approval by Steakholder shareholders at a general meeting and customary closing conditions.

Arik Kaufman, Chief Executive Officer of Steakholder Foods, commented, “This transaction strategically broadens Steakholder Foods’ activity base and diversifies our income streams. By leveraging both 3D food printing and Twine’s revolutionary dyeing technology, we are positioning the company to capture growth in multiple industries, strengthening our commercial potential and creating sustainable long-term value for our shareholders.”

Shelly Stein, a Partner at Gefen Capital, which is a controlling shareholder of Twine, added, “I’m excited about the shared potential of our two companies. The world is undergoing rapid changes that are reshaping how industries operate across borders and continents. Those prepared with solutions that meet these evolving needs, as we are, will be well-positioned for significant growth.”

Allon Maoz, Chief Executive Officer of Twine, commented, “The closing of the transaction allows us to scale production to meet demand - starting with more than $1 million in open orders - as we accelerate execution towards the launch of the TwineX1 at ITMA Singapore at the end of October.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

About Twine Solutions

Founded in 2015, Twine is disrupting the textile industry with its proprietary waterless thread and yarn dyeing technology. By eliminating the need for traditional dye baths and cumbersome supply chain, Twine’s systems enable on-demand, sustainable color application directly at the point of production— accelerating time-to-market, saving water and reducing waste. Serving leading fashion, apparel, accessories and home décor brands, Twine empowers manufacturers to meet both operational and environmental goals without compromising on color quality or performance. With cutting-edge solutions like the Twine X series, Twine is paving the way for a smarter and more efficient future in textile production.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ and Twine’s businesses, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ and Twine’s business operations and financial performance and condition and the plans, objectives, and expectations of the business operations and financial performance and condition of the combined entity. In addition, forward-looking statements in this press release include the completion of final due diligence, the execution of definitive agreements, approval by Steakholder shareholders at a general meeting and the satisfaction of customary closing conditions. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change overtime, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contact:

Steakholder Foods Ltd.	Steakholder Foods Ltd.
info@steakholderfoods.com	investors@steakholderfoods.com

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